UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Apollo Endosurgery, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03767D108
(CUSIP Number)

John Bateman
CPMG, Inc.
4215 West Lovers Lane, Suite 100
Dallas, Texas 75209
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 03767D108	SCHEDULE 13D	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.: 03767D108	SCHEDULE 13D	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No.: 03767D108	SCHEDULE 13D	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
ANTAL ROHIT DESAI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No.: 03767D108	SCHEDULE 13D	Page 5 of 8 Pages
Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Apollo Endosurgery, Inc. (the “Issuer”), whose principal executive offices are located at 1120 South Capital of Texas Highway, Building 1, Suite #300, Austin, Texas 78746. This Amendment No. 7 amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on January 9, 2017, as amended by Amendment No. 1, filed by the Reporting Persons with the SEC on July 27, 2017, Amendment No. 2, filed by the Reporting Persons with the SEC on August 14, 2019, Amendment No. 3, filed by the Reporting Persons with the SEC on July 22, 2020, Amendment No. 4, filed by the Reporting Persons with the SEC on September 10, 2020, Amendment No. 5, filed by the Reporting Persons with the SEC on October 19, 2021, and Amendment No. 6, filed by the Reporting Persons with the SEC on December 30, 2022 (as amended, the “Schedule 13D”).

This Amendment No. 7 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Shares. The filing of this Amendment No. 7 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

As previously disclosed in Amendment No. 6, on November 29, 2022, the Issuer entered into the Merger Agreement with Boston Scientific Corporation (“Parent”) and Merger Sub.  On April 4, 2023, the Issuer completed its merger with Merger Sub pursuant to the terms of the Merger Agreement, whereby Merger Sub merged with and into the Issuer with the Issuer continuing as the surviving corporation and as an indirect wholly owned subsidiary of Parent (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding as of immediately prior to the Effective Time (with certain exceptions), including each Share beneficially owned by the Reporting Persons, was canceled and converted into the right to receive $10.00 in cash, without interest (the “Merger Consideration”). In addition, at the Effective Time, each outstanding and unexercised option to purchase Shares granted under any Company stock plan (each, a “Company Option”) with an exercise price per Share that was less than the Merger Consideration, whether vested or unvested, was canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the amount by which the Merger Consideration exceeded the applicable exercise price per Share of such Company Option and (B) the aggregate number of Shares issuable upon exercise of such Company Option, less applicable taxes and authorized deductions.

In connection with the Merger, at the Effective Time, the 6,183,603 Shares beneficially owned by the Reporting Persons, and the Company Option held directly by Mr. McGaughy to acquire 38,667 Shares at an exercise price of $3.95 per Share, were cancelled in accordance with the foregoing terms of the Merger Agreement.  As a result of the Merger, the Reporting Persons beneficially own no Shares.

As a result of the Merger, the Shares will be delisted from The Nasdaq Stock Market and deregistered under Section 12 of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) and (e) of the Schedule 13D is hereby amended by adding the following:

(a - b) As a result of the Merger, each of the Reporting Persons may be deemed to be the beneficial owner of 0 Shares, which represents beneficial ownership of 0.0% of the Shares outstanding.

CUSIP No.: 03767D108	SCHEDULE 13D	Page 6 of 8 Pages
(c) The response to Item 4 of this Amendment No. 7 is incorporated by reference herein.  Other than as reported in this Amendment No. 7, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

(e) As a result of the Merger on April 4, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

CUSIP No.: 03767D108	SCHEDULE 13D	Page 7 of 8 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.
	By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.
/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI
/s/ Antal Rohit Desai

April 4, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No.: 03767D108	SCHEDULE 13D	Page 8 of 8 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Apollo Endosurgery, Inc., dated as of April 4, 2023, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

CPMG, INC.
	By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.
/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI
/s/ Antal Rohit Desai

April 4, 2023